(As filed March 23, 1999)

                                File No. 70-9199

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------
                                 Amendment No. 2
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                              NC Enterprises, Inc.
                                1225 17th Street
                           Denver, Colorado 80202-5533

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------
                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
             ------------------------------------------------------
                                Teresa S. Madden
                                   Controller
                            New Century Energies, Inc
                           1225 17th Street, Suite 900
                           Denver, Colorado 80202-5533

                    (Name and address of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

    James D. Albright, Esq.                    William T. Baker, Jr., Esq.
    William M. Dudley, Esq.                    Thelen Reid & Priest LLP
    New Century Energies, Inc                  40 West 57th Street
    1225 17th Street, Suite 600                New York, New York 10019
    Denver, Colorado 80202-5534

         The Application or Declaration filed in this proceeding, as amended and restated by Amendment No. 1, is hereby further amended and restated in its entirety to read as follows:

Item 1.           Description of Proposed Transaction.
                  -----------------------------------

         1.1.  Background.  New Century  Energies,  Inc. ("NCE") is a registered
               ----------
holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public-utility subsidiaries are Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company and Cheyenne Light, Fuel and Power Company. NCE's principal non-utility subsidiaries include: New Century Services, Inc., a subsidiary service company; NC Enterprises, Inc. ("Enterprises"), an intermediate holding company for certain of NCE's non-utility investments and subsidiaries;2 WestGas InterState, Inc. ("WGI"), a non-utility gas pipeline subsidiary which transports gas from the PSCo gas system to Cheyenne Light, Fuel and Power Company; e prime, inc. ("e-prime"), which holds investments in, among other things, pipeline and underground gas storage businesses; and New Century International, Inc., a subsidiary through which NCE holds indirectly a 50% interest in Yorkshire Electricity Group plc, an electric distribution company operating in England. At December 31, 1998, NCE reported consolidated assets of $7.67 billion, and, for the year then ended, consolidated operating revenues of $3.61 billion, which consisted of $2.70 billion in electric revenues, $841.3 million in gas revenues, and $72.1 million in other revenues. At December 31, 1998, NCE reported consolidated gross electric plant of $7.1 billion and consolidated gross gas plant of $1.21 billion.

         PSCo provides public-utility service to approximately 1.2 million electric and 1.0 million gas customers in Colorado, primarily in the Denver and Front Range metropolitan areas. For the year ended December 31, 1998, PSCo reported operating revenues of $2.28 billion, of which $1.636 billion was derived from electric utility operations and $640.1 million from gas utility operations. In addition to its retail gas distribution operations, PSCo and certain existing non-utility subsidiaries also engage in activities related to the supply, transportation and storage of natural gas in Colorado and Wyoming, including the provision of transportation services to nonassociate utilities.

--------
     1        See New Century Energies, Inc., Holding Co. Act Release No. 26748
(Aug. 1, 1997), 65 SEC Docket at 278.
     2        Id. at 282.

         NCE, PSCo and Enterprises are now seeking authorization for various transactions, as described below, relating to the transfer, joint ownership and leasing of certain gas transportation and related facilities that have been or will be constructed by PSCo and certain nonassociated companies. In furtherance of such joint undertaking, PSCo and Enterprises have agreed with Colorado Interstate Gas Company ("CIG"), Wyoming Interstate Company ("WIC") and CIG Resources Company ("CIGR"), all of which are direct or indirect subsidiaries of The Coastal Corporation, to undertake the following transactions: (1)
Enterprises and CIG Gas Supply Company ("CIGGS") will form and acquire the equity securities of and provide other funding to WYCO Development LLC ("WYCO"), a non-utility company formed for the purpose of facilitating the transactions described herein;3 (2) PSCo will sell to WYCO the Front Range Pipeline (as described in item 1.3.1, below) and WIC will sell to WYCO the Powder River
Lateral Expansion (as described in item 1.3.2, below) (collectively, the "Facilities"); and (3) WYCO will lease the Front Range Pipeline back to PSCo and the Powder River Lateral Expansion back to WIC under separate but substantially identical long-term lease agreements (the "Facilities Leases") (as described in item 1.5, below).

         1.2  Acquisition  of Equity  Securities of WYCO.  Enterprises  requests
              ------------------------------------------
authority to acquire the equity securities of WYCO, a Colorado limited liability company formed by Enterprises and CIGGS to facilitate the transactions described herein. The membership interests in WYCO will be owned 50% by Enterprises and 50% by CIGGS. The Operating Agreement governing WYCO shall be in substantially the form of Exhibit A hereto. Under the Operating Agreement, Enterprises and CIGGS will have equal voting rights with respect to the management of the business of WYCO and will share equally in all costs and revenues of WYCO, except as specifically provided herein. WYCO shall be managed by a management committee ("Management Committee") that will initially consist of one representative and one alternate representative of each of the members. Decisions of the Management Committee shall be made by the unanimous vote of the representatives of the members, with certain exceptions.

--------
     3 As described in greater detail in item 1.3, the Facilities to be acquired and owned by WYCO will consist of interstate and intrastate pipelines, compressors and associated equipment that will be used by PSCo and WIC to transport gas to their respective markets and not to distribute gas at retail. Accordingly, WYCO will not be a "gas-utility company" within the meaning of
Section 2(a)(4) of the Act.

         Enterprises' total investment in WYCO is estimated not to exceed $26 million, although, as explained in Item 1.6, below, WYCO may seek non-recourse debt financing for approximately 70% of the purchase price of the Facilities which, if obtained, would reduce the equity investments of both Enterprises and CIGGS. The investment by Enterprises in WYCO would be in the form of
Enterprises' initial capital contribution to WYCO and subsequent cash contributions, open account advances, or loans to WYCO, or guarantees of borrowings by WYCO, or any combination of the foregoing. At present, NCE proposes to provide Enterprises with the funds needed by Enterprises to fulfill its obligations under the Operating Agreement. NCE will derive the funds needed for such purpose from securities issuances (including issuances of guarantees) authorized in separate proceedings4 and from other internally-generated sources of cash.

         1.3      Description of Facilities.  The Facilities are generally
                  -------------------------
described as follows:

                  1.3.1   Front  Range   Pipeline.   PSCo  has   completed   the
                          -----------------------
construction of approximately 53 miles of 24-inch diameter natural gas pipeline extending from an interconnection with PSCo's Chalk Bluffs measurement and compression facilities, located just south of the Colorado-Wyoming border near Rockport, Colorado, to an interconnection with PSCo's existing 24-inch pipeline adjacent to PSCo's Fort St. Vrain gas-fired electric generating station, near Platteville, Colorado (the "Front Range Pipeline"). The Front Range Pipeline provides PSCo with additional transportation capacity from the Rockport/Chalk Bluffs interconnection to the Platteville/Fort St. Vrain interconnection of approximately 269,000 dekatherms (Dth) per day. CIG and WIC have also completed construction of all necessary taps and metering facilities on their respective pipeline systems and PSCo has completed construction of the new interconnections at Rockport/Chalk Bluffs to accommodate the full initial design capacity from either WIC's or CIG's pipeline system. In order to support and maintain the initial design capacity of 269,000 Dth per day on the Front Range Pipeline, CIG, WIC and PSCo have entered into an agreement wherein WIC and CIG have agreed to provide pressures sufficient to effect delivery into the Front Range Pipeline. The final cost to construct the Front Range Pipeline and the associated facilities was approximately $22 million.

--------
    4           In this connection, the Commission has authorized the NCE system to undertake various financings in File No. 70-9007.

         By order dated June 4, 1998 (Exhibit D-2 hereto), the Colorado Public Utilities Commission ("CPUC") granted PSCo a certificate of public convenience and necessity to construct and operate the Front Range Pipeline, and approved the related financing transactions that are described below.5 As indicated, PSCo has completed construction of the Front Range Pipeline, which it placed in service on November 1, 1998. As stated in PSCo's application to the CPUC
(Exhibit D-1 hereto), the Front Range Pipeline is necessary for operational reasons to alleviate capacity constraints on its northern Front Range system. The Front Range Pipeline will enable PSCo to expand its delivery capacity and provide it and its transportation customers with access to several interstate pipelines that intersect at the Chalk Bluffs "hub,"6 which, in turn, will provide PSCo and its customers with much improved access to upstream gas supplies in production areas and supply basins in the Rocky Mountain Region. Such improved access to upstream gas supplies should lead to lower priced supplies of gas becoming available to the Front Range market.

                  1.3.2 Powder River  Lateral  Expansion.  WIC has installed and
                        --------------------------------
constructed equipment and facilities designed to provide approximately 7,400 nameplate horsepower of compression to be located near Laramie and Cheyenne, Wyoming ("Phase I" of the Powder River Lateral Expansion), for the purpose of expanding the WIC pipeline capacity into Powder River and expanding that portion of its existing pipeline capacity from Laramie to Cheyenne, Wyoming. Depending on future market conditions, WIC may install and construct additional equipment and facilities designed to expand pipeline capacity between the Powder River Basin and its Cheyenne, Wyoming, compressor station ("Phase II" of the Powder River Lateral Expansion) (together, the Phase I and Phase II expansions are referred to as the "Powder River Lateral Expansion"). WIC placed the Phase I expansion facilities in service on November 15, 1998. Depending on market conditions,

--------
         5 In an order dated July 15, 1998 (Exhibit D-3), the CPUC modified the June 4, 1998 order in certain respects, and by order dated August 28, 1998 (Exhibit D-4), the CPUC denied applications for rehearing.

         6 Hubs are formed at locations where several interstate pipelines meet, or intersect, and function as the physical transfer points between the intersecting pipelines where shippers (i.e., buyers and sellers) and traders can buy, sell, exchange or trade gas or pipeline capacity or other "unbundled" services (e.g., temporary storage or parking or loaning of gas). At the Chalk Bluffs hub, PSCo would have access to transportation (and thus upstream gas supplies) on the CIG and WIC pipelines, as well as on the pipeline facilities of Williams Natural Gas Company, Trailblazer Pipeline Company, KN Interstate Gas Transmission Company and WGI.

the anticipated in-service date of the Phase II expansion facilities is December 1, 1999.

         Phase I of the Powder River Lateral Expansion has created additional transportation capacity on the WIC pipeline system of 49,000 Dth per day and, subject to future market conditions, Phase II would be designed to create additional transportation capacity on the WIC pipeline system of 120,000 Dth per day between the point of interconnection of the Powder River Lateral with the pipeline system of MIGC, Inc., an interstate pipeline subsidiary of Western Gas Resources, Inc., and the terminus of the WIC pipeline at the Chalk Bluffs hub. These facilities will provide PSCo and other customers of WIC with access to additional transportation capacity into the Chalk Bluffs hub, which, in turn, will provide improved access to upstream gas supplies. The cost to construct Phase I of the Powder River Lateral Expansion was $15 million and the estimated cost to construct Phase II, based on the current plans for such facilities, would be about $30 million.

         1.4 Sale of the  Facilities  to WYCO.  PSCo  proposes to sell the Front
             --------------------------------
Range Pipeline to WYCO for an amount equal to the actual total cost incurred by PSCo, as accounted for in accordance with the "Gas Plant Instructions" of the Uniform System of Accounts, 18 C.F.R. Part 201, which includes an allowance for funds used during construction ("AFUDC") based on PSCo's capitalized cost of money calculated at the lesser of PSCo's applicable AFUDC rate or the CPUC-authorized rate of return on rate base during the period of time when the facilities were under construction and prior to the time when they were placed in service.

         Likewise, WIC intends to sell a 100% interest in the Phase I facilities to WYCO, and, if market conditions justify the construction of the Phase II of the Powder River Lateral Expansion, WIC will sell an approximately 32% undivided interest in the completed Phase II facilities to WYCO, in each case at WIC's actual total cost. The parties intend that WYCO's investment in the Front Range Pipeline and the Powder River Lateral Expansion facilities shall be equal. To achieve this result, the percentage undivided interest in the Phase II facilities to be conveyed to WYCO will be adjusted, if necessary, so that WYCO's total investment in the Powder River Lateral Expansion facilities (i.e., Phase I and Phase II combined) will be equal to WYCO's investment in the Front Range Pipeline. In the event that Phase II of the Powder River Lateral Expansion is ultimately not constructed as planned, then WYCO shall be provided an opportunity to invest in the next expansion of the

CIG or WIC pipeline systems serving the Denver area, and any subsequent expansions, in an amount that causes the total investment of WYCO in the WIC and CIG expansions to be equal to the total investment of WYCO in the Front Range Pipeline facilities.

         1.5 The Facilities Leases.  Concurrently with the purchase from PSCo of
             ---------------------
the Front Range Pipeline, PSCo and WYCO will enter into a facilities lease (the "Front Range Pipeline Lease") under which WYCO will lease the Front Range Pipeline facilities back to PSCo. Likewise, concurrently with the purchase from WIC of the Phase I facilities of the Powder River Lateral Expansion, WIC and WYCO will also enter into a facilities lease (the "Powder River Lateral Expansion Lease") under which WYCO will lease such interest in the Powder River Lateral Expansion back to WIC. A similar lease arrangement will be entered into between WYCO and WIC concurrently with WIC's transfer to WYCO of an undivided interest in the Phase II facilities.

         The initial term of both of the Facilities Leases will be 30 years. Each Facilities Lease will be a "net" lease under which PSCo and WIC, as the case may be, will be solely responsible for operations, maintenance, repair, taxes (other than income taxes) and other costs of the leased facilities. Upon expiration of the Facilities Leases, the Front Range Pipeline and Powder River Lateral Expansion facilities will be sold back to PSCo and WIC, respectively, at the net book cost. The Front Range Pipeline Lease was reviewed and approved by the CPUC in its June 4, 1998 order authorizing PSCo to construct and operate the Front Range Pipeline. The Powder River Lateral Expansion Lease was reviewed and approved by the Federal Energy Regulatory Commission ("FERC"). For purposes of financial presentation, PSCo will account for its lease obligation as long-term debt.

                  1.5.1 The Front Range Pipeline  Lease.  Under the terms of the
                        -------------------------------
Front Range Pipeline Lease, lease payments will be cost-of-service based, and will be calculated annually using rate of return on rate base, depreciation, and income tax factors authorized by the CPUC.7 In the event that WYCO makes payment of property taxes on the Front Range Pipeline, PSCo would be obligated to reimburse WYCO for such amounts. PSCo shall be obligated to operate the Front Range Pipeline in accordance with

--------
         7 Because the lease payments under the Front Range Pipeline Lease will be based on and track the depreciation rates, rate of return on rate base, capital structure and income tax factors used by the CPUC to develop gas service rates for PSCo, PSCo's customers will be economically neutral to the sale/leaseback transaction.

accepted industry standards and shall offer and provide gas transportation services using such facilities in accordance with its CPUC gas tariff.

         The Front Range Pipeline Lease shall be in substantially the form of Exhibit B-1A hereto.

                  1.5.2 The Powder  River  Lateral  Expansion  Lease.  Under the
                        --------------------------------------------
terms of the Powder River Lateral Expansion Lease, lease payments will be cost-of-service based, and will be calculated annually using rate of return on rate base, depreciation, and income tax factors authorized by the FERC. In the event WYCO makes payment of property taxes on the Powder River Lateral Expansion facilities, WIC will be obligated to reimburse WYCO for such amounts. WIC will be obligated to operate the leased facilities in accordance with accepted industry standards and shall offer and provide gas transportation services using such facilities in accordance with its FERC gas tariff. WIC has obtained a certificate of public convenience and necessity from the FERC for authorization to construct and operate Phase I of the Powder River Lateral Expansion and to provide the additional transportation services created thereby.8

         The Powder River Lateral Expansion Lease shall be in substantially the same form of Exhibit B-2 hereto.

         1.6  Other  Matters.  As  indicated,  WYCO  may seek  third-party  debt
              --------------
financing for approximately 70% of the cost of the Facilities. Any such debt securities would be secured by the assets of WYCO, including the rental payments under the two Facilities Leases. The Applicants believe that the issuance of bonds, notes or other evidence of indebtedness by WYCO for the purpose of financing its business, as described in this Application or Declaration, and the granting of security therefor, would be exempt from the requirements of the Act pursuant to Rule 52(b). WYCO will report any issuance of indebtedness on Form U-6B-2.

         Based on NCE's actual capitalization prior to construction of the Front Range Pipeline at March 31, 1998, and assuming that (i) the transactions described above are closed on December 31, 1998, (ii) the total purchase price for both the Front Range and Powder River Lateral Expansion facilities is $50 million, (iii) WYCO obtains non-recourse debt financing for 70% of the aggregate purchase price ($35 million), and (iv) Enterprises's 50% share of

--------
         8 See Wyoming Interstate Company, Ltd., et al., 84 FERC P. 61,007 (July 10, 1998).

WYCO's equity ($7.5 million) is funded through an equity issuance by NCE, NCE's consolidated capitalization, on a pro forma basis, would consist of 43.6% equity and 56.4% debt and preferred stock, versus 43.7% equity and 56.3% debt and preferred stock at March 31, 1998.

         In accordance with its existing authorization,9 New Century Services, Inc. ("NCS"), a service company subsidiary of NCE, may agree to provide certain categories of administrative, management, and technical services to WYCO, in which case NCS and WYCO would enter into the standard NCE system service agreement. CIG, WIC, or CIGR may also from time to time render services to WYCO
 . Prior to providing any such services to WYCO, these companies would file with the Commission a statement on Form U- 13E-1.


Item 2.  Fees, Commissions and Expenses.
         ------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $15,000.


Item 3.  Applicable Statutory Provisions.
         -------------------------------

         3.1 Sections 9(a) and 10 of the Act are applicable to NCE's and Enterprises' direct or indirect acquisition of the limited liability company membership interests of WYCO and to WYCO's acquisition of the Facilities.
Section 12(f) of the Act and Rule 43 thereunder are deemed applicable to the sale of the Front Range Pipeline by PSCo to WYCO. Sections 9(a), 10 and 12(f) and Rule 43 are deemed applicable to the lease of the Front Range Pipeline by WYCO to PSCo and Sections 9(a) and 10 are deemed applicable to the lease of the Powder River Lateral Expansion facilities by WYCO to WIC.

         The issuance and sale of debt securities by WYCO for the purpose of financing its business are subject to Sections 6(a) and 7 of the Act, but are considered exempt thereunder pursuant to Section 6(b) and Rule 52(b).

         Future investments by Enterprises in WYCO in the form of loans, cash contributions or open account advances to finance WYCO's ongoing business, including any expansions of the

--------
      9        See New Century Energies, Inc., supra n. 1, 65 SEC Docket at 282.

Facilities, would be subject to Section 9(a) and 10 or Section 12(b) and Rule 45, as applicable, but will be exempt pursuant to Rule 52 or Rule 45(b), as applicable.

                  3.1.1    Standards of Approval under Section 10.  The
                           --------------------------------------
transactions proposed herein involve an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections
(b), (c) and (f). In this case, the requirements of Section 10(f) will be met upon the approval of PSCo's application to the CPUC, and there is no basis for the Commission to make any negative findings under Section 10(b).

         As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public utility system, provided that, subject to making certain specified findings, the Commission may permit a registered holding company to control one or more additional public utility systems.10 Further, the Commission may permit the retention by a registered holding company of an interest in any non-utility business that is "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission has interpreted Sections 10(c)(1) and 11(b)(1), read together, as expressing a Congressional policy against non-utility acquisitions that bear no functional relation to a holding company's utility operations.11

         As previously described, the Front Range Pipeline is designed to transport gas into PSCo's service territory for ultimate consumption by end-use customers served off of PSCo's gas distribution system, including fuel for PSCo's electric generation facilities. Substantially all of the capacity associated with this facility will be used to support PSCo's retail gas utility and electric utility operations. The Powder River Lateral Expansion facilities are also designed to provide

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     10     In its  order  approving  the  formation  of NCE,  supra  n. 1,  the
Commission made findings under Section 11(b)(1) permitting the retention of PSCo's gas utility business as an additional integrated system.
     11     See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-65 (1070),
aff'd 444 F.2d 913 (D.C. Cir. 1971).

PSCo and other customers of WIC with greater access to upstream sources of gas supply. In the past, the Commission has held that investments in similar kinds of fuel and fuel transportation facilities meet the standards of Section 11(b)(1).12

                  3.1.2 Rule 54 Analysis.  The transactions  proposed herein are
                        ----------------
also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

         Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." NCE's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire") and Independent Power Corporation plc ("IPC"), is currently equal to 55.4% of NCE's "consolidated

--------
         12 In its order authorizing the creation of NCE, supra n. 1, the Commission permitted NCE to retain interests in certain non-utility gas-related operations of WGI and e prime. See also Central and South West Corporation, Holding Co. Act Release No. 14555 (December 28, 1961) (approving acquisition of the stock of a gas pipeline company by a registered electric utility holding company); and Conectiv, Inc., 66 SEC Docket 1260 (February 25, 1998) (authorizing new registered electric utility holding company to retain interest in a gas supply and storage company as being functionally related to holding company's secondary gas distribution system). Further, Commission orders approving investments by registered electric utility holding companies in fuel and fuel related activities (including fuel transportation) were cited as precedents for including such activities among those that "energy-related companies," as defined in Rule 58(b), may engage.

retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended December 31, 1998.13 At the present time, therefore, NCE does not satisfy all of the requirements of Rule 53(a).

         However, even if the Commission were to take into account, on a pro forma basis, the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed herein relate solely to an investment, through a non-utility subsidiary of Enterprises, in natural gas transportation and compression facilities that will provide additional natural gas supply and transportation capacity needed by PSCo in connection with the conduct of its domestic natural gas distribution and electric utility operations. All aspects of the transactions described herein, as they relate to PSCo (including construction of the Front Range Pipeline and the related sale/leaseback transaction) have been approved by the CPUC.

         Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. (See Financial Statements 1.3 and 1.4, showing, on a pro forma basis, the consolidated capitalization and income of NCE).14 NCE believes that the capitalization ratios and income levels are within acceptable ranges. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods.

--------
     13 In New Century Energies, Inc., Holding Co. Act Release No. 9341 (February 26, 1999), the Commission authorized NCE with respect to the issuance of debt and equity securities, including guarantees, to have an aggregate investment in FUCOs and EWGs, as calculated in accordance with Rule 53(a)(1), in an amount up to NCE's consolidated retained earnings, as determined in accordance with Rule 53(a)(1)(ii).

     14 At December 31, 1996, which was prior to PSCo's investment in Yorkshire and IPC, pro forma common equity as a percentage of NCE's total consolidated capitalization was 43.8%. At March 31, 1998 (taking into account on a pro forma basis the impact of the Front Range Pipeline transaction), common equity represented 43.6% of NCE's total capitalization.

Item 4.  Regulatory Approvals.
         --------------------

         The construction of the Front Range Pipeline and the sale and leaseback thereof by PSCo pursuant to the Front Range Pipeline Lease are subject to the jurisdiction of, and have been approved by, the CPUC. The transaction may also be subject to the filing of Pre-Merger Notification Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act and the expiration or early termination of the required waiting period. No other state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions insofar as they concern any of the Applicants.


Item 5.  Procedure.
         ---------

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


Item 6.  Exhibits and Financial Statements.
         ---------------------------------

         A.       Exhibits.
                  --------

                  A Form of Limited Liability Company Operating Agreement of WYCO Development LLC. (Previously filed.)

                  B-1A Revised form of Front Range Pipeline Lease Agreement. (Previously filed.)

                  B-2 Form of Powder River Lateral Expansion Lease Agreement. (Previously filed.)

                  D-1 Application of Public Service Company of Colorado to The Public Utilities Commission of the State of

                           Colorado (Docket No. 97A-622G). (Previously filed.)

                  D-2 Order of The Public Utilities Commission of the State of Colorado. (Previously filed.)

                  D-3 Ruling of The Public Utilities Commission of the State of Colorado on Applications for Rehearing, Reargument, or Reconsideration. (Filed herewith.)

                  D-4 Order of The Public Utilities Commission of the State of Colorado Denying Applications for Rehearing, Reargument, or Reconsideration. (Filed herewith.)

                  F        Opinion of Counsel. (Filed herewith.)

                  H        Proposed Form of Federal Register Notice.
                           (Previously filed.)

                  27.A     Financial Data Schedule Per Book -  NCE.
                           (Previously filed.)

                  27.B     Financial Data Schedule Pro Forma NCE
                           (Confidential Treatment Requested). (Previously filed.)

         B.       Financial Statements.
                  --------------------

                  1.1 Balance Sheet of NCE and consolidated subsidiaries, as of December 31, 1998 (incorporated by reference to the current Report on Form 8-K of NCE dated February 23, 1999) (File No. 1-12927).

                  1.2 Statement of Income of NCE and consolidated subsidiaries, as of December 31, 1998 (incorporated by reference to the current Report on Form 8-K of NCE dated February 23, 1999) (File No. 1-12927).

                  1.3 Pro Forma Capitalization of NCE and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein. (Confidential Treatment Requested - filed pursuant to Rule 104). (Previously filed.)

                  1.4      Pro Forma Income  Statement  of NCE and  consolidated
                           subsidiaries after giving effect to, among other things, the transactions contemplated herein. (Confidential Treatment Requested - filed pursuant to Rule 104). (Previously filed.)

                  2.1 Balance Sheet of PSCo and subsidiaries, consolidated, as of December 31, 1998 (incorporated by reference to the current Report on Form 8-K of PSCo dated February 23, 1999) (File No. 1-3280).

                  2.2 Statement of Income of PSCo and subsidiaries, consolidated, for the year ended December 31, 1998 (incorporated by reference to the current Report on Form 8-K of PSCo dated as of February 23, 1999) (File No. 1-3280).

                  2.3 Pro Forma Capitalization of PSCo and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104). (Previously filed.)

                  2.4 Pro Forma Income Statement of PSCo and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104). (Previously filed.)

                  3.1 Balance Sheet of NC Enterprises, Inc. and subsidiaries, consolidated, as of December 31, 1998. (Filed herewith.)

                  3.2 Statement of Income of NC Enterprises, Inc. and subsidiaries, consolidated, as of December 31, 1998. (Filed herewith.)

                  3.3 Pro Forma Capitalization of NC Enterprises and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104). (Previously filed.)

                  3.4 Pro Forma Income Statement of NC Enterprises and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104). (Previously filed.)

Item 7.  Information as to Environmental Effects.
         ---------------------------------------

         None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment No. 2 to the Application or Declaration previously filed herein to be signed on their behalf by the undersigned thereunto duly authorized.



                                 NEW CENTURY ENERGIES, INC.
                                 PUBLIC SERVICE COMPANY OF
                                     COLORADO
                                 NC ENTERPRISES, INC.



                                 By:      /s/ Richard C. Kelly
                                    -------------------------------------------
                                            Name:    Richard C. Kelly
                                            Title:   Executive Vice President,
                                                     Chief Financial Officer of
                                                     New Century Energies, Inc.;
                                                     Executive Vice President of
                                                     Public Service Company of
                                                     Colorado;
                                                     Executive Vice President of
                                                     NC Enterprises

Date:  March 23, 1999

                                                                     Exhibit D-3

Decision No. C98-677

BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF COLORADO

DOCKET NO. 97A-622G

--------------------------------------------------------------------------------
APPLICATION OF PUBLIC SERVICE COMPANY OF COLORADO FOR (1) A CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY TO CONSTRUCT AND OPERATE A 53-MILE LONG, 24-INCH DIAMETER NATURAL GAS PIPELINE AND APPURTENANT FACILITIES FROM ITS EXISTING CHALK BLUFFS STATION NEAR ROCKPORT, COLORADO TO AN INTERCONNECTION WITH ITS EXISTING 24-INCH PIPELINE LOCATED ADJACENT TO THE FORT ST. VRAIN POWER PLANT NEAR PLATTEVILLE, COLORADO; (2) AUTHORIZATION TO SELL SUCH FACILITIES, ONCE CONSTRUCTED, TO WYCO DEVELOPMENT LLC AND TO IMMEDIATELY LEASE SUCH FACILITES BACK UNDER A LONG-TERM LEASE; (3) A DECLARATORY RULING THAT WYCO DEVELOPMENT LLC WILL NOT BE A PUBLIC UTILITY; AND (4) SUCH OTHER AND FURTHER RELIEF AS THE COMMISSION MAY DEEM NECESSARY.
--------------------------------------------------------------------------------

      RULING ON APPLICATIONS FOR REHEARING, REARGUMENT, OR RECONSIDERATION
================================================================================

                           Mailed Date: July 15, 1998

                           Adopted Date: July 8, 1998


I.   BY THE COMMISSION:
--   -----------------

     A.   Statement

          This matter comes before the Commission for consideration of Applications for Rehearing, Rehearing, or Reconsideration ("RRR") to Decision No. C98-556 (mailed date of June 4, 1998). In Decision No. C98-556, we granted, with certain conditions, the application for a Certificate of Public Convenience and Necessity ("CPCN") to construct the Front Range Pipeline by Public Service Company of Colorado ("Public Service" or "Company"). Those conditions included that the Front Range Pipeline be subject to stand-alone ratemaking. Public Service and K N Energy, Inc., K N Services, Inc., and K N Wattenberg
Transmission Limited Liability Company (collectively "KN"), filed applications for RRR. We will grant those applications, in part, and deny them, in part, as discussed in this order.

     B.   Discussion

               1.   Application for RRR by Public Service

                    a. Public Service argues that the Commission lacks the authority to condition the grant of the CPCN on stand-alone ratemaking; that we lack the authority to require the Company to change its existing tariffed rates and services, since the present record does not indicate that those existing tariffs are unjust and unreasonable; and that we lack the authority to direct it to initiate a ratemaking proceeding for services provided over the Front Range Pipeline. We reject each of these arguments.

                    b. With respect to the first contention, that we lack authority to condition the CPCN on stand-alone ratemaking, Public Service itself cites section 40-5-103, C.R.S., which expressly references the Commission's power to "attach to the exercise of the rights" granted by a CPCN "such terms and conditions as in the commission's judgment may be required by the public convenience and necessity." Decision No. C98-556 explains that the application for authority to construct the Front Range Pipeline as an addition to the Company's existing system under rolled-in rates did not meet the requirements of the public convenience and necessity, and the application, on that basis, would be denied. However, we also concluded that granting the application under the stand-alone rate conditions specified in the Decision would meet the requirements of the public convenience and necessity. In light of these conclusions, stand-alone ratemaking for the Front Range Pipeline is not only reasonably and directly related to approval of the CPCN, but is, in fact, a prerequisite for that approval. Since the conditions imposed in Decision No. C98-556 are directly related to the authority granted in the CPCN, we reject Public Service's first argument.

                    c. The Company's second and third arguments (i.e., we lack the authority to require the Company to change its existing tariffed rates and services, since the present record does not indicate that those existing tariffs are unjust and unreasonable; and we lack the authority to direct it to initiate a ratemaking proceeding) are closely related. Decision No. C98-556, of course, does not order Public Service to change rates for its existing system, nor does it direct the Company to initiate a proceeding to change existing tariffs. The Decision, after explaining that the provision of service on the new pipeline under rolled-in rates (i.e., incorporating the Front Range Pipeline into the existing Public Service system for ratemaking purposes) would not be in the public interest, directs that stand-alone ratemaking would enable us to grant the application. Since a necessary element for approval of the Front Range Pipeline is separate rates (separate from the existing system) and since there are now no existing rates for the Front Range Pipeline, it is necessary that Public Service initiate a ratemaking proceeding as a condition of receiving authority to construct the pipeline. In short, these conditions are also directly and reasonably related to the grant of the CPCN requested by Public Service, and, therefore, are prerequisites for granting the application. As such, we have not exceeded our authority in adopting the conditions stated in Decision No. C98-556.

                    d. Public Service finally seeks reconsideration of our denial of an Allowance for Funds Used During Construction ("AFUDC") in the sales price to WYCO Development LLC ("WYCO"). The function of AFUDC is to provide equity between ratepayers and the utility. The Commission's past practice has been to allow a utility to include projects under construction within its rate base, while at the same time requiring an imputed revenue offset to prevent current ratepayers from paying for assets which are not yet used to provide service. A utility is then allowed to accumulate the AFUDC and include it in the final cost of the project. Thus a utility will recover the AFUDC from future ratepayers once the project is placed in service.

                    e. As explained in our Decision, we have granted a CPCN based on a stand-alone methodology. This approach provides, among other things, that the Front Range Pipeline will not be included in the Company's current rate base. As such, the traditional application of the AFUDC principle is improper in this situation. However, since investors are supplying capital to finance the construction of the Front Range Pipeline, the Commission finds that the financing costs1 are a cost that may be recovered from ratepayers once the project is placed in service. Therefore, we will modify our previous ruling and allow for the recovery of these financing costs in the sale price of the Front Range Pipeline in the sale/leaseback arrangement.

              2.    Application for RRR by KN

                    a. KN first suggests that the requirements of section 40-5-101, C.R.S., have not been met and that our basic findings of fact do not support the decision to grant a CPCN in this case. For the reasons stated in Decision No. C98-556, we will not accept this argument. With the conditions imposed in the Decision and in this


--------
1 Conceptually, these financing costs could be called "interest during construction." However, the Commission realizes that the Company's financing of the project will most likely include a mix of both debt and equity. A narrow reading of this term could exclude the equity portion of the costs. The Commission does not intend this result. Thus we believe the term "financing costs" could include both the interest costs associated with any debt and any return associated with equity.

order on reconsideration, the Front Range Pipeline is in the public convenience and necessity.

                    b. KN's arguments are also premised upon the construction of its Front Runner Pipeline. The Front Runner Pipeline has not been constructed and does not provide a basis for denying the instant application.

                    c. As for KN's assertions that ratepayers will be harmed by the construction of the Front Range Pipeline, we disagree. We find that the
conditions   contained  in  our  decisions  in  this  case  (e.g.,   stand-alone
ratemaking) provide reasonable protections for Public Service's customers.

                    d. KN next challenges our decision allowing Public Service to sell the pipeline to WYCO. Again, we disagree with KN's assertions. The modifications to the proposed sale/leaseback arrangement (Decision No. C98-556, pages 18-20) assure full oversight of the operations of the Front Range by this Commission, and provide adequate protection to ratepayers. With those modifications, Public Service will retain full operational control over the pipeline and WYCO will perform only a financing function. As such, it will not be a regulated public utility.

                    e. KN also argues that Public Service's arrangement with WYCO is anticompetitive. However, we do not find these contentions to be persuasive. We further note that the doctrine of regulated monopoly prevails with respect to the Commission's regulation of Public Service, and under existing law, the Company's operation of the Front Range Pipeline, including its rates and conditions of service, will remain fully regulated by this Commission, and anticompetitive practices should they result, can be dealt with under that authority. Therefore, we do not find that competitive considerations should result in denial of the application.

              3.    Tap Approval

                    a. KN also claims that consumers served by the existing Public Service system will experience increased unit costs due to the unloading of the existing system by shifting volumes to the Front Range Pipeline. If existing transportation customers shift receipt points to flow through the proposed pipeline, yet continue to use the existing Public Service system to deliver the gas to the customer facilities under established transportation rates, no increase in unit costs will occur to the remaining customers. Transportation revenues for the existing Public Service system, under the established "postage stamp" transportation rates, would not be reduced due to a shifting of receipt locations. The transportation customers shifting receipt locations would simply pay the new pipeline tariff rate in addition to the existing postage stamp rate. Similarly, revenues associated with sales gas service on the existing Public Service system will not be eroded due to shifting of receipt points. However, if the proposed Front Range Pipeline were to provide service directly to a customer, bypassing the existing Public Service system that previously delivered gas to that customer, erosion of transportation revenue would occur and unit costs to existing customers would increase. Discounting of a customer's rate for transportation through the existing Public Service system due to alternatives presented by the proposed pipeline would also occur only in potential bypass situations.

                    b. In its application, Public service indicated that the Front Range Pipeline was intended to deliver gas only to the existing Public Service system and not directly to any end-use customers. Therefore, we will modify our approval of the application here to provide that Public Service shall obtain Commission approval for any tap on the Front Range other than taps for the Public Service gas delivery system. To preserve future flexibility, we will consider the procedures to be employed in connection with requests for tap approval at the time of such requests.


              4.    Public Service Clarification Issues:

                    a. Public Service requests clarification of a number of issues regarding the proceeding to establish rates for the upcoming Front Range Pipeline. First, the Company requests lessened notice requirements for the Front Range Pipeline rate proceeding. Although this request must be reasonable, alternate notice, if appropriate, should be proposed as a motion in the rate proceeding docket.

                    b. The second request for clarification is that we conduct an expedited proceeding, and that the filing not be subject to suspension in order to ensure that rates will be in place by November 1, 1998, the projected start-up date for the Front Range Pipeline. Again, these issues should be addressed as a part of the rate proceeding docket. However, we advise the Company that it should consider the procedural option of filing initial rates with a burden letter. Under this option, the Company, in return for a Commission decision not to suspend the proposed rates, would commit to an investigation of its rates at a proceeding in which it will carry the burden of proof and commit to a refund to customers based upon the final rates established by the Commission.

                    c.   The third request for clarification is that the record
in the present  docket be accepted into the record for the Front Range  Pipeline
rate  proceeding.   Again,  although  the  request  might  be  reasonable,  this suggestion should be proposed by motion in the rate proceeding docket.

                    d. Fourth, Public Service requests limitations on the scope of the Front Range Pipeline rate proceeding. The Commission agrees that the rate proceeding is not intended to result in modification to the rates, terms, conditions, or tariffs of the existing Public Service gas delivery system. Any allocation of costs or other factors associated with the Front Range Pipeline rate proceeding that impact the derivation of rates for the existing system should be included in the general rate case for the Public Service gas delivery system, scheduled to be filed in October 1998. The scope of the Front Range Pipeline rate proceeding shall be limited to issues that directly affect the rates for the Front Range Pipeline.

                    e. The fifth request for clarification by the Company is that the Front Range Pipeline be allowed to be operated as a "virtual" service, to minimize the administrative burden and facility installations necessary to operate the pipeline as a separate service. Given that pipeline deliveries are only intended to flow into the existing gas delivery system, the Commission recognizes that it may not be economically or administratively efficient to require the Company to install full inlet and outlet metering on the Front Range Pipeline, with associated nominating and balancing requirements. However, a minimum level of measurement information is necessary to properly allocate costs and track actual operation of the Front Range Pipeline relative to the existing Public Service gas delivery system. Although Public Service in its application did not propose to install facilities to measure gas flowing into the Front Range Pipeline separately from gas flowing into its existing gas delivery system at Chalk Bluffs, the stand-alone authority granted requires such delineation. The Commission, therefore, finds it appropriate to require separate measurement of all gas flowing into the Front Range Pipeline. The measurement facilities shall be designed and operated in a manner consistent with custody transfer measurement standards. So long as gas is only delivered from the pipeline into the existing Public Service gas delivery system, individual outlet measurement on the Front Range Pipeline is not required. Further, in the Front Range Pipeline rate filing the Company shall address equity issues between its existing gas delivery system and the Front Range Pipeline including, but not limited to: 1) Fuel, loss, use and unaccounted for gas associated with the Front Range Pipeline; 2) Historic north-to-south capacity from Chalk Bluffs through the existing eight-inch line and associated piping network, given that equilibrium pressures may cause gas to flow through the Front Range Pipeline and the existing system according to physical flow characteristics rather than contractual relationships.

                    f. Finally, Public Service requests clarification of certain rate parameters in the upcoming proceeding. The Commission agrees that rate flexibility is consistent with the requirement that Public Service be at risk for under-recovery of costs. However, given the lack of historical operating data for the proposed line, rate design under an at-risk condition is more difficult if the straight fixed-variable ("SFV") approach, implemented for Federal Energy Regulatory Commission jurisdictional pipelines, is not used. Without historic operating data, rate determinations based on methodologies other than SFV will likely require assumptions on the average transportation throughput or load factor. Given the expected complexity in evaluation and analysis of alternate proposals, Public Service in its rate filing for the Front Range shall include the SFV approach based on 100 percent capacity reservation, even if it proposes or advocates other methodologies in its filing. The Commission makes no presumption as to the proper rate design at this time, but requires this SFV approach as an analytical tool if other rate designs are proposed. Although the request to allow a zero minimum rate does not appear to be unreasonable under the at-risk conditions granted, the minimum rate should be determined as a part of the rate proceeding docket.


              C.    KN Motion to Waive Rule 22(b)

                    KN has filed a Motion to Waive Rule 22(b) and Accept for Filing Their Tendered Response to Request for Clarification and Application for Rehearing, Reargument, or Reconsideration of Public Service Company of Colorado. Good grounds having been stated, we will grant the motion.


II.      ORDER
---      -----

         A.    The Commission Orders That:

               1. The Motion to Waive Rule 22(b) and Accept for Filing Their Tendered Response to Request for Clarification and Application for Rehearing, Reargument, or Reconsideration of Public Service Company of Colorado filed by K N Energy, Inc., K N Services, Inc., and K N Wattenberg Transmission Limited Liability Company is granted.

               2.   The Request for Clarification and Application for
Rehearing, Reargument, or Reconsideration by Public Service Company of Colorado is granted to the extent consistent with the above discussion and is otherwise denied.

               3. The Application of the K N Group for Reconsideration, Reargument or Rehearing is granted to the extent consistent with the above discussion and is otherwise denied.


               4. The 20-day period provided for in section 40-6-114(1), C.R.S., within which to file applications for rehearing, reargument, or reconsideration begins on the first day following the Mailed Date of this Decision.


               5.   This Order is effective on its Mailed Date.


         B.    ADOPTED IN COMMISSIONERS' WEEKLY MEETING July 8, 1998.

                                   THE PUBLIC UTILITIES COMMISSION
                                    OF THE STATE OF COLORADO


                                   ROBERT J. HIX

                                   VINCENT MAJKOWSKI

                                   R. BRENT ALDERFER

                                                                     Exhibit D-4

Decision No. C98-840

BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF COLORADO

DOCKET NO. 97A-622G

--------------------------------------------------------------------------------
APPLICATION OF PUBLIC SERVICE COMPANY OF COLORADO FOR (1) A CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY TO CONSTRUCT AND OPERATE A 53-MILE LONG, 24-INCH DIAMETER NATURAL GAS PIPELINE AND APPURTENANT FACILITIES FROM ITS EXISTING CHALK BLUFFS STATION NEAR ROCKPORT, COLORADO TO AN INTERCONNECTION WITH ITS EXISTING 24-INCH PIPELINE LOCATED ADJACENT TO THE FORT ST. VRAIN POWER PLANT NEAR PLATTEVILLE, COLORADO; (2) AUTHORIZATION TO SELL SUCH FACILITIES, ONCE CONSTRUCTED, TO WYCO DEVELOPMENT LLC AND TO IMMEDIATELY LEASE SUCH FACILITIES BACK UNDER A LONG-TERM LEASE; (3) A DECLARATORY RULING THAT WYCO DEVELOPMENT LLC WILL NOT BE A PUBLIC UTILITY; AND (4) SUCH OTHER AND FURTHER RELIEF AS THE COMMISSION MAY DEEM NECESSARY.
--------------------------------------------------------------------------------

    ORDER DENYING APPLICATIONS FOR REHEARING, REARGUMENT, OR RECONSIDERATION

================================================================================
                          Mailed Date: August 28, 1998

                          Adopted Date: August 26, 1998


I.   BY THE COMMISSION:
--   -----------------


     Statement

          1. This matter comes before the Commission for consideration of applications for rehearing, reargument, or reconsideration ("RRR") to Decision No. C98-677 filed by Public Service Company of Colorado ("Public Service" or "Company") and K N Energy, Inc.; K N Services, Inc.; and K N Wattenberg Transmission Limited Liability Company (collectively "KN"). Now being duly advised in the premises, we will deny both applications for RRR.

          2. The application for RRR by KN is a repetition of arguments made in its first application for RRR (to Decision No. C98-556). KN's current application does point out that the Federal Energy Regulatory Commission ("FERC") recently issued its decision authorizing construction of KN's Front Runner Pipeline. However, our prior holdings, in Decision Nos. C98-556 and C98-677, that the pendency of the Front Runner proceeding at the FERC is not cause for denial of the Company's application in this case is unaffected by the FERC's decision. The FERC's Front Runner decision is still not final. Specifically, the decision is still subject to requests for reconsideration and potential judicial review. Moreover, the Front Runner Pipeline has not been constructed at this time. Indeed the record in this case does not indicate that KN has even commenced construction. Therefore, we affirm our prior holding that it would be inappropriate to deny Public Service's application in this case based upon speculation regarding construction of the Front Runner Pipeline.

          3. As stated above, the KN application for RRR is merely a repetition of prior arguments made in its first request for reconsideration. For the reasons stated in Decision Nos. C98-556 and C98-677, KN's application for RRR will be denied.

          4. Public Service's application objects to the directive, in Decision No. C98-677, that it install specific facilities on the Front Range Pipeline to measure all gas flowing into the pipeline. Decision No. C98-677 (page 10) requires that the measurement facilities shall be designed and operated "in a manner consistent with custody transfer measurement standards." The Company argues that the requirement for such facilities is not supported by the evidence in this case, and will result in the needless expenditure of an additional $150,000.1 We reject this argument.

          5. Our prior decisions explain that construction of the Front Range Pipeline can be approved only on the condition of stand-alone ratemaking for the pipeline. The Commission recognizes that shippers will likely be billed based on nominated volumes rather than actual Front Range Pipeline flow rates. However, the inlet measurement requirement demands that, in ratemaking proceedings, Public Service be able to provide the Commission highly accurate and reliable data regarding operations on Front Range (e.g., data regarding peak day and annual volumes). While the Company's application for RRR states that such information will be available

--------
1 The Commission obviously opposes "needless" expenditures in any amount. However, we note that Public Service anticipates spending approximately $25,000,000 to construct the Front Range Pipeline. An additional expenditure of $150,000, especially for facilities which will ensure the availability of reliable and accurate measurement of operations on the pipeline, is relatively minor.

without the measurement facilities ordered in Decision No. C98-677, no evidence presented in the existing record supports such statements. Further, the accuracy of the alternate measurement facilities discussed in the Public Service pleading is not addressed. Therefore, given the importance of the information to be provided by the measurement facilities to future ratemaking proceedings, we will deny the Company's application for RRR.

II.    ORDER
---    -----

       A. The Commission Orders That:

          1. The application for rehearing, reargument, or reconsideration by K N Energy, Inc.; K N Services, Inc.; and K N Wattenberg Transmission Limited Liability Company is denied.

          2. The application for rehearing, reargument, or reconsideration by Public Service Company of Colorado is denied.

          3.   This Order is effective on its Mailed Date.

       B.       ADOPTED IN COMMISSIONERS' WEEKLY MEETING August 26, 1998.

                              THE PUBLIC UTILITIES COMMISSION
                                 OF THE STATE OF COLORADO


                              ROBERT J. HIX

                              VINCENT MAJKOWSKI

                              R. BRENT ALDERFER

( S E A L )

                               ATTEST: A TRUE COPY

                                                                      Exhibit F

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

                                 March 23, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:      New Century Energies, Inc.
                           Form U-1 Application/Declaration
                           (File No. 70-9199)

Dear Sirs:

         I refer to the Form U-1 Application/Declaration, as amended (the "Application"), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by New Century Energies, Inc. ("NCE"), a Delaware corporation, Public Service Company of Colorado ("PSCo"), a Colorado corporation, and NC Enterprises, Inc. ("NC Enterprises"), a Delaware corporation. Capitalized terms used in this letter without definition have the meanings ascribed to such terms in the Application.

         The Application seeks authorization and approval for various transactions relating to the purchase, sale and leaseback of a 53-mile natural gas pipeline currently under construction by PSCo (the "Transaction"). PSCo is proposing to sell the completed pipeline to WYCO Development LLC ("WYCO"), a newly-formed Colorado limited liability company whose members will be NC Enterprises and an unrelated third party, and to lease the pipeline back from WYCO under a long-term lease agreement.

         I have acted as counsel for NCE, PSCo and NC Enterprises in connection with the Application and, as such counsel, I am familiar with the corporate proceedings taken by NCE, PSCo and NC Enterprises in connection with the Transaction.

         I am familiar with or have reviewed those corporate records of NCE, PSCo and NC Enterprises, and such other documents as I have deemed necessary to review as a basis for the opinions hereinafter expressed. In such review, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to me as copies.

         The opinions expressed below with respect to the Transaction described in the Application are subject to the following further assumptions and conditions:

         (a) The Transaction shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the Boards of Directors of NCE, PSCo and NC Enterprises.

         (b) The Commission shall have duly entered an appropriate order or orders with respect to the Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

         (c) The parties shall have obtained all consents, waivers and releases, if any, required for the Transaction under all applicable governing corporate documents, contracts, and agreements, debt instruments, indentures, franchises, license and permits.

         (d) No act or event other than as described herein shall have occurred subsequent to the date hereof which wold change the opinions expressed above.

         (e) The consummation of the Transaction shall be conducted under my supervision and all legal matters incident thereto shall be satisfactory to me, including the receipt in satisfactory form of such opinions of other counsel qualified to practice in jurisdictions pertaining to the Transaction in which I am not admitted to practice, as I may deem appropriate.

         Based upon the foregoing, and subject to the assumptions and conditions set forth herein, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the proposed Transaction is consummated in accordance with the Application:

         (a) The laws of the states of Colorado and Delaware applicable to the proposed Transaction will have been complied with.

         (b) WYCO is validly formed and duly existing under the laws of the State of Colorado.

         (c) NC Enterprises will have legally acquired a membership interest in WYCO.

         (d) The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by NCE, NC Enterprises or PSCo.

         I have acted as counsel for NCE, NC Enterprises and PSCo in connection with the Application and, accordingly, this opinion is limited to actions taken by NCE, NC Enterprises and PSCo in connection with the Transaction.

         The opinion given herein are intended solely for the use of the Commission and may not be relied upon by any third party. I hereby consent to the use of this opinion as an exhibit to the Application.


                                   Sincerely,



                                   James D. Albright

                                                                    Exhibit 3.1

                              NC Enterprises, Inc.
                      Unaudited Consolidated Balance Sheet
                             (Thousands of Dollars)
                                December 31, 1998

                               Assets
Property, plant and equipment at cost                         $46,352
Less:  accumulated depreciation                                20,453
                                                         -------------
Net plant                                                      25,899
Construction work in progress                                      86
                                                         -------------
                                                         -------------
   Total property, plant and equipment                         25,985
                                                         -------------

Investment in Yorkshire Power and other
   unconsolidated subsidiaries                                340,874
Other                                                          37,022
                                                         -------------
   Total investments                                          377,896
                                                         -------------

Cash and temporary cash investments                            33,018
Accounts receivable - net                                     101,063
Notes receivable from associated companies                      9,000
Accrued taxes receivable                                        9,506
Materials and supplies                                          3,860
Prepaid expenses and other                                     10,890
                                                         -------------
   Total current assets                                       167,337
                                                         -------------

Other                                                          52,829
                                                         -------------

   Total assets                                              $624,047
                                                         =============

                       Capital and Liabilities
Common stock                                                 $155,366
Retained earnings                                              22,036
Accumulated comprehensive income                                7,764
                                                         -------------
   Total common equity                                        185,166
Long-term debt                                                  2,796
Notes payable to associated companies                         331,131
                                                         -------------
   Total capital                                              519,093
                                                         -------------

Noncurrent liabilities                                             81
                                                         -------------

Long term debt due within one year                              3,571
Accounts payable                                               31,605
Accounts payable to associated companies                       27,905
Customer deposits                                                 694
Other                                                          18,719
                                                         -------------
   Total current liabilities                                   82,494
                                                         -------------

Accumulated deferred income taxes                              20,717
Other                                                           1,662
                                                         -------------
   Total deferred credits                                      22,379
                                                         -------------

   Total capital and liabilities                             $624,047
                                                         =============

                                                                    Exhibit 3.2

                                   NC Enterprises, Inc.
                        Unaudited Consolidated Statement of Income
                                  (Thousands of Dollars)
                           For the year ended December 31, 1998

Operating Revenues
   Electric                                                     $74,517
   Gas                                                          188,205
   Other                                                        130,496
                                                          --------------
                                                                393,218
Operating Expenses
   Purchased power                                               73,431
   Cost of gas sold                                             175,484
   Other operating and maintenance expenses                     149,000
   Depreciation and amortization
                                                                  6,565
   Taxes other than income taxes
                                                                  1,288
                                                          --------------
                                                                405,768
                                                          --------------
Operating income (loss)                                        (12,550)

Other income and deductions
   Equity in earnings of Yorkshire Power and
        other unconsolidated subsidiaries                        32,655
   Miscellaneous income and deductions - net
                                                                  6,426
                                                          --------------
                                                                 39,081

Interest charges                                                 24,304
                                                          --------------

Income before income taxes
                                                                  2,227

Income tax expense (benefit)                                   (26,634)
                                                          --------------

Net income                                                      $28,861
                                                          ==============